Valcent Products Inc.
(A Development Stage Company)
Interim Consolidated Financial Statements
For the Nine Months Ended December 31, 2009 and 2008

Unaudited and Prepared by Management

(Expressed in Canadian Dollars)

Index	Page
Interim Consolidated Financial Statements
Interim Consolidated Balance Sheets	1
Interim Consolidated Statements of Operations, Comprehensive Loss and Deficit	2
Interim Consolidated Statements of Cash Flows	3
Notes to the Interim Consolidated Financial Statements	4 – 15

NOTICE OF NO AUDITOR REVIEW OF INTERIM FINANCIAL STATEMENTS

Under National Instrument 51-102, Part 4, subsection 4 3(3)(a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the interim financial statements have not been reviewed by an auditor.

The accompanying unaudited interim consolidated financial statements of the Company have been prepared by and are the responsibility of the Company’s management.

The Company’s independent auditor has not performed a review of these interim consolidated financial statements in accordance with the standards established by the Canadian Institute of Chartered Accountants for a review of the interim consolidated financial statements by an entity’s auditor.

Valcent Products Inc.
(A Development Stage Company)
Interim Consolidated Balance Sheets
Unaudited and Prepared by Management
(Expressed in Canadian Dollars)

	December 31, 2009	March 31, 2009
ASSETS
Current
Cash and cash equivalents	$62,866	$224,769
Accounts receivable (Note 5)	842,270	920,235
Prepaid expenses	111,536	102,670
Inventories (Note 6)	29,792	34,072

	1,046,464	1,281,746
Property and Equipment (Note 3)	1,181,032	1,070,216
Product License (Note 4)	1	1

	$2,227,497	$2,351,963

LIABILITIES AND SHAREHOLDERS’ DEFICIENCY

Current Liabilities
Accounts payable and accrued liabilities	$691,247	$541,802
Promissory notes payable (Note 8)	460,290	2,643,514
Due to related parties (Note 8)	80,602	186,645
Convertible notes (Note 7)	1,390,473	11,228

	2,622,612	3,383,189
Shareholders' Deficiency
Share capital (Note 10)	42,167,593	21,957,516
Contributed surplus (Note 10)	5,528,686	5,462,219
Commitment to issue shares	-	16,955,228
Equity component of convertible notes	-	4,310
Accumulated deficit from prior operations	(3,237,370)	(3,237,370)
Accumulated deficit during the development stage	(44,854,024)	(42,173,129)

	(395,115)	(1,031,226)

	$2,227,497	$2,351,963

Nature of business and ability to continue as a going concern (Note 1)
Commitments (Notes 4, 5, 7, 9 and 10)
Subsequent events (Note 12)

On behalf of the Board

 (signed) “Chris Bradford”                                                                         (signed) “Gerry Jardine”
Director                                                                                                       Director

See Notes to the Interim Consolidated Finacial Statements

Valcent Products Inc.
(A Development Stage Company)
Interim Consolidated Statements of Operations, Comprehensive Loss and Deficit
Unaudited and Prepared by Management
(Expressed in Canadian Dollars)

	Three Months Ended December 31,		Nine Months Ended December 31,
	2009	2008	2009	2008

Expenses
Product development (Note 8)	$ 283,582	$ 2,403,380	$ 1,502,269	$ 6,057,847
Interest and accretion	(137,543)	1,452,336	177,877	2,897,432
Investor relations (Note 10)	47,988	201,229	137,757	791,950
Advertising and media development (Note 10)	7,909	77,465	87,539	448,418
Professional fees (Note 8)	33,735	132,319	403,892	404,450
Office and miscellaneous	147,265	135,068	295,477	373,791
Travel	67,451	57,713	183,225	222,066
Amortization	36,492	49,358	115,403	132,186
Rent (Note 8)	6,884	30,778	67,633	103,129
Filing and transfer agent fees	3,444	8,192	48,237	20,056
Non cash financing expense	-	-	-	181,258
Loss from Operations	497,207	4,547,838	3,019,309	11,632,583

Other Expense
Foreign exchange loss (gain)	17,320	1,018,320	(338,414)	925,131

Net Loss and Comprehensive Loss for Period	(514,527)	(5,566,158)	(2,680,895)	(12,557,714)
Deficit During Development Stage, Beginning of Period	(44,339,497)	(31,309,195)	(42,173,129)	(24,317,639)

Deficit During Development Stage, End of Period	$ (44,584,024)	$ (36,875,353)	$ (44,854,024)	$ (36,875,353)

Loss Per Share – Basic and Diluted	$ (0.01)	$ (1.96)	$ (0.07)	$ (4.62)

Weighted Average Number of Common Shares Outstanding	50,867,833	2,832,856	39,014,078	2,716,625

See Notes to the Interim Consolidated Finacial Statements

Valcent Products Inc.
(A Development Stage Company)
Interim Consolidated Statements of Cash Flows
Unaudited and Prepared by Management
(Expressed in Canadian Dollars)

	Three Months Ended December 31,		Nine Months Ended December 31,
	2009	2008	2009	2008
Cash Provided By (Used In)
Operating Activities
Net loss for the period	$(514,527)	$(5,566,158)	$(2,680,895)	$(12,557,714)
Items not involving cash:
Advertising and media development	-	-	17,655	-
Interest and accretion	(137,543)	1,442,141	177,877	2,882,432
Product development	-	480,462	-	1,603,460
Investor relations	47,081	111,031	82,392	573,447
Amortization	36,492	49,358	115,403	132,186
Non cash financing expense	-	-	-	181,258
Foreign exchange loss (gain)	298,328	827,486	(83,071)	723,013
Changes in non-cash working capital items	5,423	420,153	222,824	(163,672)
	(264,746)	(2,235,527)	(2,147,815)	(6,625,590)
Investing Activity
Purchases of property and equipment	(148,355)	(374,749)	(226,219)	(680,937)

Financing Activities
Advances from related parties	(458,834)	1,305,600	(106,043)	1,413,493
Proceeds from issuance of common shares	1,480,710	-	3,216,960	2,169,955
Change in Convertible Notes	-	-	(11,027)	2,250,818
Repayments of long-term debt	-	-	-	(66,391)
Change in of promissory notes	(452,935)	1,622,596	(887,759)	1,622,596
Proceeds from share subscriptions	(229,598)	(212,564)	-	-
	339,343	2,715,632	2,212,131	7,390,471
Increase (Decrease) in Cash During Period	(73,758)	105,356	(161,903)	83,944
Cash and Cash Equivalents, Beginning of Period	136,624	142,025	224,769	163,437
Cash and Cash Equivalents, End of Period	$62,866	$247,381	$62,866	$247,381

Supplemental non-cash financing information
The issuance by the Company of 35,000 broker warrants as a cost of completing a security offering	$-	$-	$21,925	$-

See Notes to the Interim Consolidated Finacial Statements

Valcent Products Inc.
(A Development Stage Company)
Notes to the Interim Consolidated Financial Statements
Unaudited and Prepared by Management
 (Expressed in Canadian Dollars)

1.   Nature of Business and Ability to Continue as a Going Concern

Valcent Products Inc. (the “Company”) was incorporated under the Alberta Business Corporations Act on January 19, 1996.  The Company is in the development stage and is engaged principally in the research and development of consumer and industrial products and processes for global markets.

These consolidated interim financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) applicable to a going concern, which assumes the realization of assets and the satisfaction of liabilities and commitments in the normal course of business. The Company incurred a net loss of $2,680,895 for the nine months ended December 31, 2009 and as at December 31, 2009 the Company had total accumulated deficit of $ 48,091,394 and a working capital deficiency of $1,576,148. The Company’s ability to continue as a going concern is dependent upon the economic development of its products, the attainment of profitable operations and the Company’s ability to obtain further financing.

The Company is currently seeking additional funding to finance its operations and obligations. Management is considering all possible financing alternatives, including equity financing, debt financing, joint-venture, corporate collaboration and licensing arrangements.  However, there can be no assurance that the Company will be successful in its financing attempts.

These consolidated financial statements do not include any adjustments that would be necessary to the carrying values and classification of assets and liabilities should the Company be unable to continue as a going concern.

On June 22, 2009, the shareholders of the Company approved a special resolution to reorganize the capital structure of the Company by a share consolidation of its common shares on the basis of eighteen old shares for one new share (18:1) which became effective July 16, 2009.

All references to common shares, stock options and warrants and their related pricing in these financial statements give effect to the share consolidation, unless otherwise noted.

2.   Significant Accounting Policies

These unaudited interim consolidated financial statements have been prepared by the Company in accordance with Canadian GAAP, using the same accounting policies and methods as per the year ended March 31, 2009 with the following addition.  They do not include all the disclosures required for annual financial statements under Canadian GAAP, and should be read in conjunction with the most recent annual consolidated financial statements of the Company.

The results of operations for the nine months ended December 31, 2009 are not necessarily indicative of those to be expected for the entire year ending March 31, 2010.

Recently adopted accounting pronouncement

Goodwill and intangible assets

The CICA issued new Handbook Section 3064, “Goodwill and Intangible Assets”, which will replace Section 3062, “Goodwill and Other Intangible Assets”. The new standard establishes revised standards for the recognition, measurement, presentation and disclosure of goodwill and intangible assets. The new standard also provides guidance for the treatment of preproduction and start-up costs and requires that these costs be expensed as incurred.  The Company adopted the new standard on April 1, 2009. The adoption of this standard has not had any significant impact on these consolidated financial statements.

Future accounting and reporting changes

i) Business combinations, consolidated financial statements and non-controlling interest

In January 2009, the CICA issued CICA Handbook Section 1582, “Business Combinations”, Section 1601, “Consolidations”, and Section 1602, “Non-controlling Interests”. These sections replace the former CICA Handbook Section 1581, “Business Combinations” and Section 1600, “Consolidated Financial Statements” and establish a new section for accounting for a non-controlling interest in a subsidiary. CICA Handbook Section 1582 establishes standards for the accounting for a business combination, and states that all assets and liabilities of an acquired business will be recorded at fair value. Obligations for contingent consideration and contingencies will also be recorded at fair value at the acquisition date. The standard also states that acquisition-related costs will be expensed as incurred and that restructuring charges will be expensed in the periods after the acquisition date.

It provides the Canadian equivalent to International Financial Reporting Standard (“IFRS”) 3, “Business Combinations” (January 2008).  The section applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2011.

CICA Handbook Section 1601 establishes standards for the preparation of consolidated financial statements.

CICA Handbook Section 1602 establishes standards for accounting for a non-controlling interest in a subsidiary in the preparation of consolidated financial statements subsequent to a business combination. It is equivalent to the corresponding provisions of International Financial Reporting Standard IAS 27, “Consolidated and Separate Financial Statements” (January 2008).

CICA Handbook Section 1601 and Section 1602 apply to interim and annual consolidated financial statements relating to fiscal years beginning on or after January 1, 2011. Earlier adoption of these sections is permitted as of the beginning of a fiscal year. All three sections must be adopted concurrently. The Company is currently evaluating the impact of the adoption of these sections.

ii)	International Financial Reporting Standards (“IFRS”)

In 2006, the Canadian Accounting Standards Board (“AcSB”) published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period. In February 2008, the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canada's own GAAP. The date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The transition date of April 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended March 31, 2011. The Company has begun an internal diagnostic review to understand, identify and assess the overall effort required to produce financial information under IFRS, however, at this time, the financial reporting impact of the transition to IFRS cannot be reasonably estimated.

3.	Property and Equipment

	December 31, 2009
	Cost	Accumulated Amortization	Net Book Value

Land	$275,240	$-	$275,240
Building	686,750	434,268	252,482
Equipment	617,455	210,651	406,804
Computer equipment	153290	116,118	37,172
Furniture and fixtures	90,290	59,454	30,836
Automobiles	47,519	18,124	29,395
Leasehold improvements	199,534	50,431	149,103
	$2,070,078	$889,046	$1,181,032

	March 31, 2009
	Cost	Accumulated Amortization	Net Book Value

Land	$275,240	$-	$275,240
Building	686,750	417,930	268,820
Equipment	394,056	162,642	231,414
Computer equipment	144,154	97,528	46,626
Furniture and fixtures	89,429	48,361	41,068
Automobiles	54,696	10,254	44,442
Leasehold improvements	199,534	36,928	162,606
	$1,843,859	$773,643	$1,070,216

4.   Product License

On July 29, 2005, the Company completed a licensing agreement (“Agreement”) for the exclusive worldwide marketing rights to the Nova Skincare System, the Dust Wolf, the Tomorrow Garden Kit and a right of first offer on future products developed by Pagic LP (“Pagic”), formerly MK Enterprises LLC, a private company with a former director in common.

In conjunction with the Agreement, by March 31, 2007 the Company had issued to Pagic and its assignees an aggregate of 1,111,112 common shares at a deemed cost of US$1,000,000, based on the historical cost of the license.  Of the 1,111,112 common shares issued, 523,789 common shares were issued to parties that became related parties to the Company. During the year ended March 31, 2008, due to uncertainty in determining future cash flows related to products under license, the Company wrote-down the value of the product license by $1,306,074 to $1.

Valcent Products Inc.
(A Development Stage Company)
Notes to the Interim Consolidated Financial Statements
Unaudited and Prepared by Management
 (Expressed in Canadian Dollars)

4.    Product License (Continued)

The Agreement requires the Company to pay Pagic and its assignees, royalties of US$10 per Nova Skincare System unit sold, US$2 per Duster unit sold and 4.5% of Tomorrow Garden Kit net sales.  In addition, the Company was required to pay a royalty of 3% of net sales related to ancillary product sales from these products.  In order to keep the products under license, the Company was to pay a minimum royalty for each of the Nova Skincare System, Dust Wolf and Tomorrow Garden Kit products and their related ancillary products of US$37,500 beginning April 1, 2007 and US$50,000 per year thereafter. To keep the overall master license in good standing, the total of royalties and all other fees paid to Pagic was to be at least US$400,000 per year beginning April 1, 2007. During the year ended March 31, 2009, $318,250 (2008 - $565,135) was paid or accrued to Pagic under the terms of the license.

During the year ended March 31, 2009, the Company discontinued development of its Nova Skincare System and Dust Wolf products and allowed the product license rights to revert to Pagic and its assignees.  The Company retains a 3% overriding royalty on gross sales generated by Pagic or its assignees from any future product sales in exchange for system developments to date. Previously outstanding royalty and other accrued amounts owing to Pagic in the amount of US$156,519 were settled via a letter of agreement dated March 29, 2009 for a commitment to issue 391,298 common shares, with such shares subject to quarterly pooling releases beginning January 1, 2010.

Effective April 1, 2009, the Company terminated the Agreement and executed a new purchase agreement (the “Purchase Agreement”) to acquire all ownership rights and intellectual property relating to its VertiCrop vertical plant growing technology and Tomorrow Garden Kit technology (the “Technologies”) from Glen Kertz, a former director, Pagic and West Peak.

Pursuant to the Purchase Agreement, the Company agreed to pay a total of US$2,000,000 plus issue 3% of its common stock on conclusion of the purchase agreement.  The US$2,000,000 is payable on a cumulative basis as to US$65,000 on signing (paid) plus the greater of 3% of the gross monthly product sales less returns from exploitation of the Technologies or US$12,000 per month until US$2,000,000 has been paid.  The ownership of the Technologies will remain in escrow until fully paid or if the Company defaults in making payments.  The issuance of the 3% of its common stock is payable upon release of the Technologies from escrow to the Company.  The Company may at any time elect to pay out the remaining balance due.  Should the Company default under this agreement  the Technologies will revert back to Glen Kertz and Pagic. Pagic and the Company are in disagreement regarding deliveries, payments, and other covenants of the Purchase Agreement. The Company is attempting to negotiate with Pagic to resolve outstanding issues.

During the nine months ended December 31, 2009, the Company paid $141,442 to Pagic under the Purchase Agreement which has been recorded as product development costs.

5.	Vertigro Joint Venture

On October 2, 2006, as amended June 25, 2007, the Company entered into a letter of agreement (“LOA”) with Pagic, West Peak and Global Green Solutions Inc. (“Global Green”), whereby Global Green agreed to fund the next phase of the development of a high density vertical bio-reactor technology.  Pursuant to the LOA, the Company and Global Green established a commercial joint venture (the “Vertigro JV”), in which Global Green agreed to provide up to US$3,000,000 in initial funding to continue the research and development of the bio-reactor technology, construct a working prototype of the bio-reactor and develop the technology for commercial uses. The Company is obligated to provide product support, research and development and the non-exclusive use of the Company’s properties and lands for which Global Green has agreed to reimburse the Company as part of its US$3,000,000 initial funding commitment. Until such time as the joint venture has fully

5.	Vertigro Joint Venture (Continued)

repaid to Global Green the US$3,000,000, Global Green shall receive 70% of the net cash flow generated by anticipated future operations after which each of Global Green and the Company will hold a 50% interest in the Vertigro JV, subject to an aggregate 4.5% royalty based on gross revenue as defined in the Vertigro JV, to Pagic and West Peak.

On May 5, 2008, the Company and Global Green concurrently incorporated Vertigro Algae Technologies, LLC (“VAT”) and entered into a revised operating agreement (“Operating Agreement”) which replaced the LOA. Pursuant to the Operating Agreement, Global Green and the Company each hold a 50% interest in VAT and have committed to fund project development costs according to ownership allocation. Further, the Company will retain assets of Vertigro JV, including buildings, laboratory, and equipment.  Global Green will receive 70% of the net cash flow generated by the VAT until it has received US$3,000,000 in excess of its 50% interest in such cash flow, and the Company will receive the remaining 30% net cash flow.

Also on May 5, 2008, VAT executed a Technology License Agreement (“Technology License”) together with Pagic and West Peak.  The Technology License licenses certain algae biomass technology and intellectual property to VAT for purposes of commercialization and exploitation for all industrial, commercial and retail applications worldwide (“Algae Biomass Technology”).  As consideration for the Technology License, the Company and Global Green agreed to issue 16,666 common shares and 300,000 common shares, respectively, to Pagic and also pay a one-time commercialization fee of US$50,000 upon the Algae Biomass Technology achieving commercial viability.  The Technology License is subject to royalty of 4.5% of gross customer sales receipts for use of the Algae Biomass Technology and aggregate annual royalty minimum amounts of US$50,000 in 2009, US$100,000 in 2010 and US$250,000 in 2011 and each year thereafter in which the Technology License is effective.  The Company issued the 16,667 common shares to Pagic on August 18, 2008 at a fair value of $190,746, which has been expensed to product development, and has accrued its share of the US$50,000 payment due on March 31, 2009. The Technology License was terminated during the quarter ended December 31, 2009.  Accounts receivable as at December 31, 2009 includes a receivable due from Global Green in the amount of $698,792.  The balance is primarily made up of value added taxes recoverable.

6.	Inventories

As at December 31, 2009, inventories consisted of product relating to the Company’s Tomorrow Garden project and are valued at lower of cost and net realizable value.

Valcent Products Inc.
(A Development Stage Company)
Notes to the Interim Consolidated Financial Statements
Unaudited and Prepared by Management
 (Expressed in Canadian Dollars)

7.   Convertible Notes

On July 21, 2008, the Company closed a financing of zero coupon, 12% interest, senior secured convertible promissory notes in the amount of US $2,428,160 with an aggregate purchase price of US $2,168,000 with four investors, one of which was the Company’s former Chief Financial Officer.  The debt is convertible into common shares at the lesser of US $9.18 per share (unless the conversion price has been adjusted pursuant to further contract covenants) and 70% of the average of the five lowest closing bid prices for the ten preceding trading days.  The Company issued each purchaser in the private placement two warrants - one warrant redeemable by the Company and the other non-redeemable.  The non-redeemable warrants are exercisable at US $9.90 and permit the holder to purchase 264,506 common shares.  The redeemable warrants are exercisable at US $13.50 and permit the holder to purchase 132,253 common shares.  Further, the Company issued 24,401 non-redeemable warrants, 12,201 redeemable warrants and US $160,000 in cash as transaction costs.  The warrants carry a term of five years from the date of closing of the financing.  The redeemable warrants may be redeemed by the Company at a price of US $0.18 per warrant only if certain conditions have been satisfied including the Company’s common shares having closed at $27.00 per share or greater for a period of 20 consecutive trading days and the warrant holder being able to resell the shares acquired upon exercise through a resale registration statement or under Rule 144 of the United States Securities Act.

Effective March 27, 2009, the Company settled this note by:

•
Issuing new promissory notes whose underlying agreements create a secured interest with aggregate face value of US$1,323,000 that accrue interest at 12% and are repayable by the Company anytime until maturity on December 31, 2009;

•
Settlement of the non-cash portions of the convertible note including US$524,884 in prepayment penalty, US$260,160 in original issuer discounts and US$371,771 in interest which includes the interest payable on the new note through December 31, 2009 for an aggregate settlement amount of US$1,156,815 which was settled through the issuance of  2,892,036 common shares that are restricted from trading and pooled until January 1, 2010;

•	Repayment of US$400,000 to subscribers (cash paid May 11, 2009); and

•	Conversion of US$250,000 face value of the original note into 312,500 common shares of the Company (Issued May 9, 2009).

The terms of the new US$1,323,000 promissory note include the following:

•	If the promissory note is not settled prior to the maturity date on December 31, 2009, the features of the new note revert to those of the convertible note it replaced; and

•
If prior to March 31, 2010, the Company issues common shares at a price less than the valuation of the shares issued to each note holder, the Company will issue to each note holder additional common shares based on the lower valuation.

•	The US$1,323,000 notes payable, inclusive of 12% simple interest had a carrying value of $1,390,473 as at December 31, 2009.

The notes are overdue, and continue to accrue interest at 12% until repaid. The terms of the debt have formally reverted to those originally outlined in the July 21, 2008 secured convertible note funding.

8.	Related Party Transactions – Note 4

During the nine months ended December 31, 2009 and 2008, the Company incurred the following expenditures charged by directors and officers of the Company, former directors and officers of the Company, companies they owned or were significant shareholders of, and/or beneficial owners of more than 5% of the Company’s common shares:

	2009	2008
Product Development	$172,825	$376,142
Interest and accretion	30,904	-
Professional fees	-	27,000
Rent	22,500	22,500
	$226,229	$425,642

These expenditures were measured at the exchange amount which is the amount agreed upon by the transacting parties.

At December 31, 2009 and March 31, 2009, due to related parties is comprised of amounts owing to directors and officers of the Company, former directors and officers of the Company, companies they owned or were significant shareholders of, and/or beneficial owners of more than 5% of the Company’s common shares.  The amounts owing are non-interest bearing and have no specific terms of repayment.

At December 31, 2009, promissory notes payable included $196,928 (March 31, 2009 - $Nil) owing to beneficial owners of more than 5% of the Company’s common shares.

The Company has made payments to a company owned by former directors and officers of the Company pursuant to the Product License (Note 4) during the nine-months ended December 31, 2009 and the year ended March 31, 2009.

During the nine-months ended December 31, 2009, the Company settled commitments to issue shares of $2,944,233 by issuing 6,360,893 common shares.

9.   Commitments

Commitments not disclosed elsewhere in these financial statements are as follows:

The Company leases office and development space in Launceston, Cornwall, UK under a ten-year lease ending on November 15, 2017 at a quarterly cost of $20,977 (GB£12,550).  Remaining commitments as at December 31, 2009 are as follows:

2010	$ 20,977
2011	83,909
2012	83,909
2013	83,909
2014	83,909
Thereafter	304,171
$ 660,784

Valcent Products Inc.
(A Development Stage Company)
Notes to the Interim Consolidated Financial Statements
Unaudited and Prepared by Management
 (Expressed in Canadian Dollars)

10.  Share Capital

(a)	Authorized:

Unlimited number of common shares without par value
Unlimited number of preferred shares without par value – none issued

(b)	Issued and outstanding:

      The common share issuances consisted of the following transactions:

	Number of Shares	Amount	Contributed Surplus

Balance, as at March 31, 2009	3,008,977	$21,957,516	$5,462,219

Issue for cash:
Private placements, net of share issue costs (i)	18,915,193	3,371,939	40,232
Less: Issue costs – cash		(195,211)
Issue costs – warrants		(21,925)	21,925
Issued for investor relations services	100,000	82,392	-
Issued for consulting services	25,000	17,655	-
Shares issued for debt settlements (ii)	29,516,955	13,662,358	-
Conversion of convertible notes (iii)	312,500	315,882	-
Reclassification from equity portion on conversion of convertible notes	-	2,976,987	-
Reclassification from equity portion on repayment of convertible notes	-	-	4,310
	51,878,625	$42,167,593	$5,528,686

During the nine months ended December 31, 2009, the Company:

(i)
Issued 16,303,562 units pursuant to the conversion of US$2,000,000 in subscription advances and interest of US$37,945.  Each unit is comprised of one common share and one third of one share purchase warrant entitling the holder thereof to purchase 5,434,521 common shares at an exercise price of US$0.45 per share until July 17, 2010.  A value of $27,173 has been allocated to the warrants under the residual method.

Issued 458,139 units pursuant to the conversion of US$179,478 in convertible notes and interest of US$3,777.  Each unit is comprised of one common share and one share purchase warrant entitling the holder thereof to purchase 458,139 common shares at an exercise price of US$0.60 per share until July 17, 2011.  A value of $2,291 has been allocated to warrants under the residual method.

Closed private placements in four tranches and issued 2,153,492 units at a price of US$0.40 per common share for gross proceeds of $906,966.  Included in the private placements value is US$1,397 of interest on subscriptions received.  Each unit consists of one common share and one share purchase warrant entitling the holder thereof to exercise each whole warrant into a common share of the Company at an exercise price of US$0.60 until varying dates from October 26, 2011 to December 30, 2011.  A value of $10,768 has been allocated to the warrants under the residual method.

Valcent Products Inc.
(A Development Stage Company)
Notes to the Interim Consolidated Financial Statements
Unaudited and Prepared by Management
 (Expressed in Canadian Dollars)

10.  Share Capital (Continued)

In connection with the private placements closed in four tranches, the Company incurred issue costs including finders’ fees of $195,211 in cash and issued 35,000 finder’s warrants.  The fair value of $21,925 for the finder’s warrants was estimated using the Black-Scholes option pricing model and was charged to share issue costs and credited to contributed surplus.  The assumptions used in the option pricing model are as follows: risk-free interest rate- 1.98%; expected life – 2.0 years; expected volatility – 80%; and expected dividends – nil.

(ii)
In conjunction with certain restructuring initiatives effective March 27, 2009, the Company entered into a series of debt settlement agreements whereby it agreed to issue restricted common shares in settlement of convertible debentures, debenture related interest, original issuer discounts, prepayment penalties, future interest, certain accounts payable and related party amounts owing, certain advances, unpaid finders’ fees and demand and term promissory notes.  An aggregate of US$10,806,780 representing these balances was settled in exchange for 29,516,955 common shares issued on May 11, 2009 (after allowing for consolidation rounding).  Included in these shares are 24,232,816 common shares which are subject to pooling restrictions with quarterly equal releases beginning on January 1, 2010, a further 2,634,135 common shares were subject to pooling restrictions until January 1, 2010.

(iii)	Issued 312,500 common shares pursuant to conversions of July 2008 convertible notes for US$250,000 face value of the original note.

(c)	Stock options

The Company has a stock option plan (“Plan”) that allows for stock options to be issued to employees, directors, officers and consultants on both a qualified and non-qualified basis. The aggregate number of common shares as to which options and bonuses may be granted from time to time under the Plan shall not exceed 20% of the Company’s issued and outstanding number of common shares and the number of common shares as to which options and bonuses may be granted under the US incentive portion of the Plan shall not exceed 17% of the Company’s issued and outstanding common shares. The Company’s Plan provides that the terms of the options and the option prices shall be fixed by the board of directors or committee and subject to the requirements of the exchange on which the Company’s common shares are traded or any other governing regulatory body, at the time of exercise. Options granted shall expire after a period of five years or terminate three months after the recipient ceases to be an employee of the Company.

Effective March 31, 2009, the Company cancelled all outstanding stock options in conjunction with restructuring initiatives. As at December 31, 2009 and March 31, 2009, no stock options were outstanding.

Valcent Products Inc.
(A Development Stage Company)
Notes to the Interim Consolidated Financial Statements
Unaudited and Prepared by Management
 (Expressed in Canadian Dollars)

10.  Share Capital (Continued)

(d)	Warrants

Each of the Company’s share purchase warrants is exercisable into one common share. The following summarizes warrants activity for the nine months ended December 31, 2009:

	Number of Warrants	Weighted Average US Price
Warrants outstanding and exercisable, March 31, 2009	1,149,516	$ 8.45
Issued	8,081,152	$ 0.50
Expired	(614,889)	$ 13.29
Warrants outstanding and exercisable, Dec. 31, 2009	8,615,779	$ 0.65

As at December 31, 2009, the following share purchase warrants were outstanding:

Expiry Date	US Exercise Price	2009 Number of Warrants

February 19, 2010	$13.50	6,944
March 21, 2010	$15.30	3,968
May 1, 2010	$13.50	83,241
June 6, 2010	$13.50	5,418
July 17, 2010	$0.45	5,434,521
July 22, 2010	$13.50	1,695
July 17, 2011	$0.60	458,139
October 26, 2011	$0.60	753,492
October 27, 2011	$0.60	535,000
November 18, 2011	$0.60	100,000
December 2, 2011	$0.60	712,500
December 30, 2011	$0.60	87,500
July 20, 2013	$0.40	433,361	*

Total		8,615,779

*On July 17, 2009, the Company issued units of securities causing the contracted decrease in exercise prices of these warrants to US$0.40 from 228,907 warrants at $9.90 and 144,454 warrants at $12.60.

11. Financial Instruments

The Company has designated its cash and cash equivalents as held-for-trading, which is measured at fair value.  Accounts receivable are designated as loans and receivables, which are measured at amortized cost.  Accounts payable and accrued liabilities, promissory notes payable, due to related parties and convertible notes are designated as other financial liabilities, which are measured at amortized cost.  The fair value of these financial instruments approximates their carrying value due to their short-term maturity.

11. Financial Instruments (Continued)

Interest Rate Risk

Interest rate risk is the risk that the future cash flows of a financial instrument will fluctuate because of changes in market interest rates.  The risk that the Company will realize a loss is limited because at present the Company holds all of its surplus cash in an interest bearing account and has no other interest bearing financial assets.  Interest bearing financial liabilities includes promissory notes payable and convertible notes.  These are current financial liabilities and subject to limited interest rate risk due to their short-term nature and their fixed rate interest rates.

Foreign Exchange Risk

The Company operates internationally and is therefore exposed to foreign exchange fluctuations in the value of foreign currencies in relation to the Canadian dollar. The Company’s foreign currency exposures comprise cash and cash equivalents, accounts receivable, accounts payable, promissory notes payable and convertible notes denominated in British pounds and United States dollars as follows:

	British pounds (£)	United States dollars (US$)
Cash and cash equivalents	6,248	41,200
Accounts receivable	13,627	656,700
Accounts payable	23,777	336,926
Promissory notes payable	-	305,821
Convertible notes	-	1,323,000

The Company monitors the foreign exchange exposure, but has no hedge positions.

Credit Risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations. The Company is exposed to credit risk with respect to its cash and cash equivalents and accounts receivable. The credit risk associated with cash is minimal as cash has been placed with major financial institutions. The Company is exposed to significant credit risk with respect to accounts receivable as the majority of the amount is due from a joint venture partner.

Liquidity Risk

As at December 31, 2009, the Company had current liabilities of $2,622,612 (March 31, 2009 - $3,383,189) and current assets of $1,046,464 (March 31, 2009 - $1,281,746).  The ability of the Company to eliminate its working capital deficiency is dependent upon its ability to secure additional equity or other financing.

12. Subsequent Events

Subsequent events not disclosed elsewhere in these financial statements are as follows:

On January 5, 2009, the Company issued 21,704 common shares pursuant to the conversion of US$10,000 in convertible notes (Note 7).

On February 18, 2009, the Company issued an aggregate of 166,667 units of securities at US$0.30 per unit for gross proceeds of US$50,000 with each unit comprised of one common share and one share purchase warrant to purchase additional common shares at US$0.60 for a two year term.  The Company paid US$3,500 in fees in connection with this issuance.

On February 18, 2009, the Company issued an aggregate of 100,000 common shares pursuant to obligations under a public relations agreement and an investor relations consulting agreement.

On February 17, 2010, the Company granted 100,000 stock options to a consultant of the Company at an exercise price of US$0.30 per share for a five year term.